UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from April 1, 2007 to April 30, 2007

Commission File Number of issuing entity: 333-140611-01

RASC Series 2007-KS4 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140611

Residential Asset Securities Corporation
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2007-KS4, in the classes specified herein	[___]	[___]	[X]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RASC Series 2007-KS4 Home Equity Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated April 25, 2007, and related Prospectus dated April 18, 2007 (together, the "Prospectus"), of the RASC Series 2007-KS4 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class M-1S, Class M-2S, Class M-3S, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

    (a)   Documents filed as part of this report.

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders

    (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Pooling and Servicing Agreement, dated as of April 1, 2007, among Residential Asset Securities Corporation, as depositor, Residential Funding Company, LLC, as master servicer and LaSalle Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of April 27, 2007, between Residential Funding Company, LLC and Residential Asset Securities Corporation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.3   SB-AM Swap Confirmation, dated as of April 27, 2007, between LaSalle Bank National Association, as supplemental interest trust trustee for the benefit of RASC Series 2007-KS4 Supplemental Interest Trust, acting on behalf of the Class SB Certificateholders, and LaSalle Bank National Association, as supplemental interest trust trustee for the benefit of RASC Series 2007-KS4 Supplemental Interest Trust, acting on behalf of the Class A Certificateholders and the Class M Certificateholders (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.4   Swap Agreement, dated as of April 27, 2007, between LaSalle Bank National Association, as supplemental interest trust trustee on behalf of the RASC Series 2007-KS4 Supplemental Interest Trust, and Bear Stearns Financial Products Inc., which is comprised of a Confirmation, a Credit Support Annex and a Novation Confirmation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2007

RASC Series 2007-KS4 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
as Master Servicer

By: /s/ Darsi Meyer
Name: Darsi Meyer
Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS